FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 9, 2017

Item 3.	News Release

A news release issued on November 9, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Hempco Food and Fiber Inc. (“Hempco”) Shareholders Approve Aurora Investment.

Full Description of Material Change

Aurora Cannabis Inc. and Hempco Food and Fiber Inc. are pleased to announce that disinterested shareholders of Hempco have resolved, at today`s Special Meeting of Shareholders, to approve the proposed investment by Aurora in Hempco by way of private placement, as well as approved the option whereby Aurora has the right to buy from two of Hempco`s principal shareholders, additional shares that, if fully exercised and on a fully diluted basis, combined with the private placement shares, would bring Aurora`s ownership of Hempco to in excess of 50%. Details of the investments have been described in detail in a press release dated September 18, 2017 and has been filed on www.sedar.com.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 9, 2017.

November 9, 2017	TSX: ACB	TSX-V: HEMP

Hempco Shareholders Approve Aurora Investment
Partnership Capitalizing on Hemp and CBD Opportunities

Vancouver, British Columbia, Canada - Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Hempco Food and Fiber Inc. (“Hempco”) (TSX-V: HEMP) are pleased to announce that disinterested shareholders of Hempco have resolved, at today`s Special Meeting of Shareholders, to approve the proposed investment by Aurora in Hempco by way of private placement, as well as approved the option whereby Aurora has the right to buy from two of Hempco`s principal shareholders, additional shares that, if fully exercised and on a fully diluted basis, combined with the private placement shares, would bring Aurora`s ownership of Hempco to in excess of 50%. Details of the investments have been described in detail in a press release dated September 18, 2017 and has been filed on www.sedar.com.

“We are very pleased that Hempco shareholders have resolved to approve our proposed investment,” said Terry Booth, CEO. “Having received approval Hempco now will have additional funds to complete its Nisku facility and aggressively pursue growth. For us the partnership brings product diversification, as well as, subject to anticipated regulation changes, a low-cost source of raw CBD material for extraction through our partnership with Radient Technologies Inc.”

Charles Holmes, Hempco CEO, added, “Today marks the beginning of a very exciting period for Hempco during which we expect to complete our capacity expansion and start executing on a number of market initiatives that we believe will drive significant growth.”

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Hempco

For more than 12 years Hempco has been a trusted and respected pioneer, innovator and provider of premier hemp seed foods. Hempco is committed to developing hemp foods, hemp fiber and hemp nutraceuticals, a “tri-crop” opportunity for producers and processors. Hempco is expanding its processing ability to meet global demands in a 56,000sq. ft. facility located at Nisku, Alberta. Hempco’s common shares trade on the TSX Venture Exchange under the symbol “HEMP”. Hempco® has grown its business significantly and is generating value and profits for shareholders.

On behalf of the Board of Directors

Terry Booth	Charles Holmes

Chief Executive Officer, Aurora	Chief Executive Officer, Hempco

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For further information

For Aurora:

Cam Battley	Marc Lakmaaker

Executive Vice President	Director, Investor Relations and

+1.905.864.5525	Corporate Development

cam@auroramj.com	+1.647.289.6640
www.auroramj.com	marc.lakmaaker@auroramj.com

For Hempco

John Ross
Chief Financial Officer
+1.647.291.4234
john@hempcocanada.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Aurora and Namaste are under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, nor TSX-V, nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.